A Brand Like a Friend

Henkel KGaA • Henkelstr. 67 • D-40191 Düsseldorf

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Datum
2005-02-10

PROCESSED
FEB 18 2005
THOMSON
FINANCIAL

Rule 12g3-2(b) Submission
File No. 82-4437
Henkel KGaA

Ladies and Gentlemen:

Enclosed please find Henkel's Press Release "Fritz Henkel Award for Innovation – Four award-winning projects".

This information is being furnished pursuant to Rule 12g3-2(b) of the Securities Exchange Act of 1934, as amended.

Very truly yours,
Henkel KGaA

T. Kuehn H. Nicolas

2/17

Encl.

Postanschrift
Henkel KGaA
D-40191 Düsseldorf

Firmensitz
Henkelstraße 67
D-40589 Düsseldorf

www.henkel.com
Telefon (+49-211) 797-0
Telefax (+49-211) 798-4008
K:\Kühn\SEC Schreiben\SEC 188-2004.doc

Bankverbindungen
Commerzbank AG
Düsseldorf
Konto 1 109 222
(BLZ 300 400 00)

Deutsche Bank AG
Düsseldorf
Konto 2 272 409
(BLZ 300 700 10)

Dresdner Bank AG
Düsseldorf
Konto 2 114 565
(BLZ 300 800 00)

Kommanditgesellschaft
auf Aktien

Handelsregister
AG Düsseldorf HRB 4724
Sitz Düsseldorf

Aufsichtsratsvorsitzender:
Dipl.-Ing. Albrecht Woeste

Geschäftsführung:
Dr. Ulrich Lehner (Vorsitzender)
Guido De Keersmaeker
Dr. Jochen Krautter, Dr. Klaus Morwind,
Prof. Dr. Uwe Specht
(persönlich haftende Gesellschafter)

Alois Linder, Knut Weinke

VCmail
10.02.2005 13:16
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Kopie: (Blindkopie: Thomas-Gerd Kuehn/KGaA/HENKEL)
Thema: Press release "Four award-winning projects"

Henkel

A Brand like a Friend

Information from Corporate Communications

Ladies and Gentlemen,

Attached please find the press release "Four award-winning projects", which we distributed to the media.

Please pass this information on to your staff as appropriate.

With my very best regards

Ernst Primosch

Press Release

"Fritz Henkel Award for Innovation" presented

Four award-winning projects

With the Fritz Henkel Award for Innovation, first presented in 1982, Henkel KGaA honors outstanding achievements by Henkel employees around the world. Four interdisciplinary project teams have received this award in recognition of their commercially successful ideas implemented in 2004.

Düsseldorf – "For 128 years, our Company has had one overriding aim: to make people's lives easier, better and more beautiful with our brands and technologies. We make this vision live by finding innovative solutions that answer the wishes of our customers. By tradition, products that have achieved exceptional market success, or innovations in manufacturing technology and organizational procedures, are recognized through the Fritz Henkel Award for Innovation." These were the words with which Albrecht Woeste, Chairman

of the Advisory Council and the Shareholders' Committee of Henkel KGaA presented the award certificates to the winners during a ceremony in Düsseldorf on February 10, 2005.

"Producing quality that consumers can perceive as being innovative is one of the key success drivers at Henkel," emphasized Ulrich Lehner, Chairman of the Management Board of Henkel KGaA. "The award-winning projects are prime examples of how we fulfill our promise to deliver 'Quality from Henkel'."

Besides the innovative character of the projects, one of the jury's main criteria is their contribution toward increasing the shareholder value of the Henkel Group. In presenting the Fritz Henkel Award – named after Company founder Fritz Henkel (1848-1930) – Henkel underscores the importance of innovations to a progressive and internationally operating company. "For successful companies, innovations are vital to ensure continued success in the future," affirm Woeste and Lehner with one voice.

A total of 19 Henkel scientists were honored with the Innovation Award 2004 for their work on four successful and highly innovative projects:

- Bref Power Cleaner: a high performance cleaner for use throughout the home;
- Igora Vibrance from Schwarzkopf Professional: an intensive hair colorant that sets new standards in gray coverage, permanence and luminosity;
- Metylan TG Power Granules: the first wallpaper paste in granule form with extremely high bonding strength;
- Bonderite NanoTech – a revolution in industrial metal pretreatment using nanotechnology: improved paint adhesion and corrosion protection that reduces energy cost, speeds up processing, and generates no waste requiring disposal.

"Henkel – A Brand like a Friend". Henkel is a leader with brands and technologies that make people's lives easier, better and more beautiful. The Henkel Group operates in three strategic business areas – Home Care, Personal Care, and Adhesives, Sealants and Surface Treatment. In fiscal 2004 the Henkel Group generated sales of 10.592 billion euros. More than 50,000 employees work for the Henkel Group worldwide. People in 125 countries around the world trust in brands and technologies from Henkel.

Henkel neither plans nor undertakes to update nay forward-looking statements.

February 10, 2005

Contact:
Henkel Group
Corporate Communications
Ernst Primosch
Phone: +49-211-797-3533
Fax: +49-211-798-2484
Email: press@henkel.com

R&D and Sustainability Communications
Wolfgang Zengerling
Phone: +49-211-797-9336
Fax: +49-211-798-5598

Internet: http://www.press.henkel.com

Attachment: Description of the individual projects

Bref Power Cleaner

Ultra-strong and universal

Stubborn limescale, rust and soap deposits have always been difficult to remove. This job is now made appreciably easier by Bref Power Cleaner, available both as a spray and a gel. Its acid system is many times stronger than that of traditional bathroom cleaners. The surfactant system provides a stable foam that sticks and reacts longer and stronger on dirt than competitors' products do. Also equipped with a unique spray/foam trigger, Bref Power Cleaner is the most universal product in the segment of bathroom cleaners and descalers, and it can be used on delicate surfaces even on a daily basis.

The product's success was significantly fueled by the performance-oriented communication, which focuses on real-life uses. After a short development phase, Bref Power Cleaner was launched in August 2004. It is now available in 16 European countries and in China. This powerful home helper has established itself on the market within a very short time and has gained leading market positions in all European countries. The range now comprises two further products: Bref Chlorine Cleaner and Bref Multi-Grease Cleaner.

Igora Vibrance

A fireworks of colors

Performance counts – in hair colorants as elsewhere. But people want hair colorants to care for the hair, too. In May 2004, Schwarzkopf Professional introduced a new, intensive tone-on-one colorant that answers consumers' and hairdressers' needs. Igora Vibrance surpasses all expectations regarding permanence, grey coverage and luminosity. It provides long lasting results up to 25 washes, and its gray coverage of up to 70 percent delights professionals and consumers alike. The patent-protected ammonia-free color cream with its Pure Color Technology guarantees intense vibrant shades. The Intensive Care Complex with vitamins and lipids ensures care and protection. A special care polymer smoothes the surface of the hair and makes it glossy. The line offers a choice of 40 different shades and six creative tones to achieve individual nuances. Regular adjustment of the color palette ensures a virtually inexhaustible, ever up-to-date color spectrum.

To match the product, innovative color swatch folders with removable color world cards were developed. A modern packaging design was also created. The product launch was accompanied by an emotional communication approach. These high-tech colorants are now available in 42 countries.

Metylan TG Power Granules

Concentrated bonding performance, granule for granule

Powerful, versatile and convenient – these are the attributes of the first wallpaper paste in granular form for professionals. The product formula makes it possible to work more efficiently and more economically. The granular form (patent pending) is easily dosable and produces no dust on mixing, which vastly improves handling. The product also develops enormous bonding strength. Each granule contains the right mix of ingredients to ensure an ultra-strong grip. The strongest Metylan TG of all time also respects the environment. The containers are recyclable and the good dosability helps to avoid waste. Made of high-grade methyl cellulose and synthetic resin, the paste is ideal for all wallpaper hanging equipment.

Metylan TG Power Granules have been available for professional hanging of paper, woodchip and smooth nonwoven types of wallpaper since September 2002. The addition of nonwoven wallpapers to the range of applications was made possible by widening the scope of mixing ratios.

Performance wins: The leading position in the hotly contested professional wallpapering

market in Germany has been consolidated by increasing the technological lead over competitors. This is a sound basis for the international rollout, which has already begun in Austria, Switzerland and France.

Bonderite NT

Nanotechnology – the breakthrough in metal pretreatment

The long-awaited revolution in metal pretreatment has arrived – with Bonderite **NT**, a product based on nanotechnology. Metal pretreatment involves chemical conversion coating to protect the metal from corrosion and promote paint adhesion. Iron phosphate based coatings were among the dominating processes for the last 100 years. Since June 2004, Bonderite NT has been conquering the market, spreading out from the USA: Compared to iron phosphating, metal pretreatment using Bonderite NT is less complicated, less expensive, and more effective. The process offers improved corrosion protection and better paint adhesion. It can be applied at room temperature, thus saving energy. Shorter processing sequences lead to increased productivity. And the system is free of phosphates and toxic heavy metals, which benefits customers in the metal industry as well as the environment.

This groundbreaking innovation enables Henkel Technologies to defend and expand its market leadership in metal pretreatment. In addition, it provides the foundations for further development, also targeting the replacement of zinc phosphating. The goal: to establish Bonderite NT as the new benchmark in metal pretreatment.